Room 4561

December 1, 2006

Mr. Sunil Wadhwani
Co-Chairman of the Board, Chief
  Executive Officer and Director
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA 15275

     Re: iGate Corporation
            Form 10-K for Fiscal Year Ended December 31, 2005
            File No. 000-21755

Dear Mr. Wadhwani:

We have completed our review of your Form 10-K for the year ended December 31, 2005
and have no further comments at this time.

Very truly yours,

Brad Skinner
Accounting Branch Chief